February 3, 2022

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Claire DeLabar
Robert Littlepage
Austin Pattan
Kathleen Krebs

Re:	Direct Digital Holdings, Inc. Registration Statement on Form S-1, as amended (File No. 333-261059) Withdrawal of Prior Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence, with the U.S. Securities and Exchange Commission via EDGAR on February 2, 2022, in which we requested the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:30 p.m., Eastern time, on February 3, 2022. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement, as amended.

Very truly yours,

Direct Digital Holdings, Inc.

/s/ Mark Walker
Name:	Mark Walker
Title:	Chairman and Chief Executive Officer

cc:	(via email) Keith Smith, President, Direct Digital Holdings, Inc.
Susan Echard, Chief Financial Officer, Direct Digital Holdings, Inc.
Phyllis Young, McGuireWoods LLP
Stephen Older, McGuireWoods LLP
Rakesh Gopalan, McGuireWoods LLP Ben Stacke, Faegre Drinker Biddle & Reath LLP